UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Elanco Animal Health Incorporated

(Exact name of registrant as specified in its charter)

Indiana	001-38661	82-5497352
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2500 Innovation Way Greenfield, Indiana (Address of principal executive offices)	46140 (Zip Code)

Shiv O’Neill

Executive Vice President, General Counsel and Corporate Secretary

(877) 352-6261

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .

Section 1 – Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Conflict Minerals Disclosure

As required by Rule 13p-1 (the “Rule”), Elanco Animal Health Incorporated (the “Company”) determined that certain of its ophthalmic and parasiticide products are potentially within the scope of the Rule for the year ended December 31, 2024 (the “Covered Products”).

The Covered Products were provided to the Company by a number of contract manufacturers and suppliers. The Company conducted a conflict minerals reasonable country of origin inquiry (“RCOI”) for the year ended December 31, 2024 but was unable to obtain documentation from some of the relevant suppliers on whether these products contain tin, tungsten, tantalum or gold (the “3TG Minerals”), or if relevant, about the country of origin of any 3TG Minerals incorporated into the products. As a result, the Company cannot rule out the possibility that these products contained 3TG Minerals originating in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”).

The Company conducted its RCOI by identifying two contract manufacturers and suppliers that may have provided components to the Company with 3TG Minerals which may have been used in the Covered Products during the calendar year ended December 31, 2024 (the “Covered Suppliers”). The Company obtained information from the Covered Suppliers by requesting responses to an internally developed questionnaire related to those components supplied to the Company to determine whether there were any 3TG Materials contained in the components supplied to the Company and the country of origin of any 3TG Materials used in the Covered Products (the “Supply Chain Questionnaire”).

The Company received complete responses to the Supply Chain Questionnaire from one of the two Covered Suppliers that it contacted, and those responses were reviewed and analyzed by the Company. One of the Covered Suppliers indicated the products they provided to the Company were free of 3TG Minerals. One Covered Supplier did not provide a complete response to the Supply Chain Questionnaire but instead reported that, as part of that Covered Supplier’s participation in the Responsible Minerals Initiative, it completes on an annual basis a Conflict Minerals Report Template under which it declares that any 3TG Minerals in its products are sourced from smelters that participate in the Responsible Minerals Assurance Program.

The Company believes the RCOI process that it followed for the calendar year ended December 31, 2024 was performed in good faith and reasonably designed to determine whether any of the 3TG Minerals originated in the Covered Countries or are from recycled or scrap sources. However, there are inherent limitations in the information provided by third parties including potential inaccuracies and incompleteness or inaccurate information. The Company’s RCOI did not permit the Company to determine whether any of the 3TG Materials used in the Covered Products during 2024 may have originated in a Covered Country.

Pursuant to the Public Statement issued by the SEC’s Division of Corporate Finance on April 7, 2017, the Company has provided only the disclosure required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD and has not exercised due diligence in accordance with paragraph (c) of Item 1.01 of Form SD.

The information in this Form SD is publicly available on the Company’s website at https://investor.elanco.com/financials/sec-filings/default.aspx; however, the information on the Company’s website is not incorporated by reference into this Form SD and does not constitute a part of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ELANCO ANIMAL HEALTH INCORPORATED
(Registrant)

By:	/s/ Todd Young
Name:	Todd Young
Title:	Executive Vice President, Chief Financial Officer
Date:	May 30, 2025